Anil Dhirubhai Ambani Group



08005720

RECEIVED

2008 NOV -4  A 10: 41

**Reliance Infrastructure Limited**
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

November 1, 2008

**Exemption No : 82-35008**

Mr Paul M Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC  20549
USA

# SUPPL

Dear Mr. Dudek

Sub: **Disclosures made to Indian Stock Exchanges**

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

| Sr. No. | Particulars |
|---|---|
| 1. | Letters dated November 1, 2008 enclosing therewith the certificate of Completion and compliance of extinguishment / cancellation / destruction of total Nil equity Shares of Reliance Infrastructure Limited (formerly Reliance Energy Limited). |

Copies of the above letters are enclosed herewith for information and records.

For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

Encl: as above

CC:
JM Financial Consultants Pvt. Ltd.,
141, Maker Chambers III,
Nariman Point,
Mumbai 400 021

**PROCESSED**

NOV 0 7 2008

**THOMSON REUTERS**

Registered Office Reliance Energy Centre, Santa Cruz (E), Mumbai 400 055

# RELIANCE Energy    RECEIVED

Anil Dhirubhai Ambani Group

2008 NOV -4  A 10: 41

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

November 1, 2008

The Manager
Dept. of Corporate Services
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Mumbai 400 001
Telephone: 22722375/2272 2039/2272 3121
Fax : 2272 2037/39/41/3121/3719
**BSE Scrip Code : 500390**

Dear Sir,

**Sub:** **Completion and compliance of extinguishment / cancellation / destruction of total Nil Equity Shares of Reliance Infrastructure Limited (formerly Reliance Energy Limited)**

Pursuant to the Public Notice cum Announcement dated March 6, 2008 and the Corrigendum to the Public Notice cum Announcement dated March 21, 2008, the Company commenced from March 25, 2008 its Scheme of Buyback of Equity Shares of the face value of Rs.10 each fully paid-up, from its shareholders. The following are the details of the equity shares so bought back and extinguished from October 1, 2008 to October 31, 2008.

**A. SHARES IN DEMATERIALISED FORM CANCELLED / DESTROYED DURING OCTOBER, 2008:**

| Name of the Depository Participant and DP ID No. | Company's A/c No. | Date of Extinguishment | No. of Equity Shares Extinguished |
|---|---|---|---|
| Reliance Capital Limited DP ID: IN300319 | 10012287 | N.A. | Nil |

**B. SHARES IN PHYSICAL FORM CANCELLED / DESTROYED DURING OCTOBER, 2008:**
Nil

| Sr. No. | Registered Folio No. | Certificate No. | Distinctive No. of Shares | No. of Equity Shares Extinguished |
|---|---|---|---|---|
| - | - | - | - | - |



## C. TOTAL NO. OF EQUITY SHARES EXTINGUISHED / CANCELLED / DESTROYED

| Total Number of Equity Shares Extinguished (A + B) | Nil |
|---|---|

We enclose a certified true copy of the certificate dated Nil of extinguishment / cancellation / destruction of Nil equity shares respectively, aggregating Nil equity shares obtained in accordance with the provisions of Regulation 12 of the Securities and Exchange Board of India (Buyback of Securities) Regulations, 1998. Kindly take the same on record.

The details of share capital after extinguishment of Nil equity shares are as given below :

| Equity share capital before the said extinguishment (No. of shares) | No. of shares extinguished / cancelled / destroyed | Equity share capital after the said extinguishment (No. of shares) |
|---|---|---|
| 23,08,70,262 | Nil | 23,08,70,262 |

Kindly acknowledge receipt of this letter.

Yours faithfully,
For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

CC:
JM Financial Consultants Pvt. Ltd.,
141, Maker Chambers III,
Nariman Point,
Mumbai 400 021

**Reliance Infrastructure Limited**
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

November 1, 2008

The Asst Vice President
Listing Department
National Stock Exchange of India Ltd
Exchange Plaza, C-1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051
Telephone:26598235/26598236
Fax : 2659 8237/38
**NSE Symbol : RELINFRA**

Dear Sir,

**Sub:**      **Completion and compliance of extinguishment / cancellation /
destruction of total Nil Equity Shares of
Reliance Infrastructure Limited (formerly Reliance Energy Limited)**

Pursuant to the Public Notice cum Announcement dated March 6, 2008 and the Corrigendum to
the  Public Notice cum Announcement dated March 21, 2008, the Company commenced from
March 25, 2008 its Scheme of Buyback of Equity Shares of the face value of Rs.10 each. fully
paid-up, from its shareholders. The following are the details of the equity shares so bought back
and extinguished from October 1, 2008 to October 31, 2008.

**A.  SHARES IN DEMATERIALISED FORM CANCELLED / DESTROYED DURING OCTOBER,
2008:**

| Name of the Depository Participant and DP ID No. | Company's A/c No. | Date of Extinguishment | No. of Equity Shares Extinguished |
|---|---|---|---|
| Reliance Capital Limited DP ID: IN300319 | 10012287 | N.A. | Nil |

**B.  SHARES IN PHYSICAL FORM CANCELLED / DESTROYED DURING OCTOBER, 2008:**
Nil

| Sr. No. | Registered Folio No. | Certificate No. | Distinctive No. of Shares | No. of Equity Shares Extinguished |
|---|---|---|---|---|
| - | - | - | - | - |

## C. TOTAL NO. OF EQUITY SHARES EXTINGUISHED / CANCELLED / DESTROYED

| Total Number of Equity Shares Extinguished (A + B) | · Nil |
|---|---|

We enclose a certified true copy of the certificate dated Nil of extinguishment / cancellation / destruction of Nil equity shares respectively, aggregating Nil equity shares obtained in accordance with the provisions of Regulation 12 of the Securities and Exchange Board of India (Buyback of Securities) Regulations, 1998. Kindly take the same on record.

The details of share capital after extinguishment of Nil equity shares are as given below :

| Equity share capital before the said extinguishment (No. of shares) | No. of shares extinguished / cancelled / destroyed | Equity share capital after the said extinguishment (No. of shares) |
|---|---|---|
| 23,08,70,262 | . Nil | 23,08,70,262 |

Kindly acknowledge receipt of this letter.

Yours faithfully,
For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

CC:
JM Financial Consultants Pvt. Ltd.,
141, Maker Chambers III,
Nariman Point,
Mumbai 400 021

